North Atlantic Acquisition Corporation

Ugland House

Grand Cayman, KY1-1104
Cayman Islands

January 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Attention: Anuja A. Majmudar

Re:	North Atlantic Acquisition Corporation

Registration Statement on Form S-1

Filed January 4, 2021, as amended

File No. 333-251887

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of North Atlantic Acquisition Corporation (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on January 21, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Wells Fargo Securities, LLC
as Representative of the Several Underwriters

By:	/s/ Jerry Serowik
	Name:	Jerry Serowik
	Title:	Managing Director

BTIG, LLC
as Representative of the Several Underwriters

By:	/s/ Joseph Passaro
	Name:	Joseph Passaro
	Title:	Managing Director

[Signature Page to Underwriters Acceleration Request Letter]